

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 3, 2020

John L. Villano, CPA
Chief Executive Officer
Sachem Capital Corp.
698 Main Street
Branford, Connecticut 06405

> **Re: Sachem Capital Corp.**
>   **Registration Statement on Form S-3**
>   **Filed January 27, 2020**
>   **File No. 333-236097**

Dear Mr. Villano:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ronald (Ron) Alper at 202-551-3329 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Joel J. Goldschmidt, Esq.